# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 29, 2026

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Janus Henderson Group plc

### File No. 005-90000 - CTR#11346

Nelson Peltz, Peter W. May, Trian Fund Management, L.P., Trian Fund Management GP, LLC, and Trian Partners AM Holdco II, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibit 11 to a Schedule 13D/A filed on March 24, 2026, relating to their beneficial ownership of ordinary shares of Janus Henderson Group plc.

Based on representations by Nelson Peltz, Peter W. May, Trian Fund Management, L.P., Trian Fund Management GP, LLC, and Trian Partners AM Holdco II, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 11

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance